UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number:  001-39240

GFL Environmental Inc.

(Translation of registrant’s name into English)

100 New Park Place, Suite 500

Vaughan, Ontario, Canada L4K 0H9

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐ Form 20-F	☒ Form 40-F

EXHIBIT INDEX

The following Exhibits 99.1 and 99.2 are furnished as part of this Current Report on Form 6-K.

Exhibit Number	Description

99.1	Press Release Announcing Results of the 2025 Annual General Meeting of Shareholders

99.2	Report of Voting Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GFL Environmental Inc.

Date: May 14, 2025	By:	/s/ Mindy Gilbert
Name: Mindy Gilbert
Title: Executive Vice President and Chief Legal Officer